Exhibit (a)(5)(H)

EFiled: Sep 25 2015 04:48PM EDT Transaction ID 57922171 Case No. 11547-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

HEIDI NGUYEN, individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)
)
v.	)
	)	Civil Action No.:
BLYTH, INC., ROBERT B.	)
GOERGEN, ROBERT B. GOERGEN,	)
JR., JANE DIETZE, ANDREW	)
GRAHAM, BRETT M. JOHNSON,	)
ILAN KAUFTHAL, JIM	)
MCTAGGART, HOWARD E. ROSE,	)
JAMES WILLIAMS III, CB SHINE	)
HOLDINGS, LLC, and CB SHINE	)
MERGER SUB, INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Heidi Nguyen (“Plaintiff”), by her attorneys, alleges upon information and belief, except for her own acts, which allegations are based upon personal knowledge, as follows:

NATURE OF THE ACTION

1. Plaintiff brings this class action on behalf of the public stockholders of Blyth, Inc. (“Blyth” or the “Company”) against the members of Blyth’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to CB Shine Holdings, LLC (“Carlyle”) for inadequate consideration.

2. On August 31, 2015, Carlyle and the Company announced a definitive agreement under which Carlyle, through its wholly-owned subsidiary CB Shine Merger Sub, Inc. (“Merger Sub”), will acquire all of the outstanding shares of Blyth in an all-cash deal (the “Proposed Transaction”). In the Proposed Transaction, Blyth stockholders will receive $6.00 in cash consideration for each Blyth share. The Board members have breached their fiduciary duties by agreeing to the Proposed Transaction for inadequate consideration. As described in more detail below, given Blyth’s recent stock price as well as its future growth prospects, the consideration stockholders will receive is inadequate and undervalues the Company.

3. Despite agreeing to the Proposed Transaction for inadequate consideration, the Individual Defendants have exacerbated their breaches of fiduciary duties by agreeing to unreasonable deal protection provisions that may unjustifiably hinder other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated August 30, 2015 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision that prohibits the Company from soliciting other potential acquirers or from continuing ongoing discussions with potential acquirers; (ii) a provision that provides Carlyle with four (4) business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay

Carlyle a termination fee of $3,919,986 in cash in order to enter into a transaction with a superior bidder, and reimburse Carlyle for up to $1.5 million in expenses. These provisions unreasonably inhibit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Blyth.

4. As alleged herein, Defendants (defined below) breached their fiduciary duties to Blyth’s stockholders when, on September 15, 2015, Carlyle and Blyth caused the false and materially misleading Form 14D-9 Recommendation Statement (the “Recommendation Statement”) to be filed with the U.S. Securities and Exchange Commission (“SEC”). Intended to solicit stockholder approval of the inadequate Proposed Transaction, the Recommendation Statement omits material information concerning: (i) the background leading up to the Proposed Transaction; and (ii) the key data and inputs underlying the financial valuation analyses that purport to support the so-called fairness opinion provided by Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), Blyth’s financial advisor.

5. The Individual Defendants have breached their fiduciary duties and Blyth, Carlyle, and Merger Sub have aided and abetted such breaches by Blyth’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty, and/or to recover damages resulting from defendants’ violations of their fiduciary duties.

PARTIES

6. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Blyth.

7. Defendant Blyth is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at One East Weaver Street, Greenwich, Connecticut, 06831. Founded in 1976, Blyth is one of the leading marketers of candles, home fragrance, and home décor products. The Company maintains a number of brands, which it markets through a number of strategies, including direct sales and Independent Sales Consultants. The Company trades on the New York Stock Exchange under the symbol “BTH.”

8. Defendant Robert B. Goergen (“Goergen Sr.”) is the founder of Blyth and serves as Executive Chairman of the Board. Goergen Sr. has served as Executive Chairman since 1977.

9. Defendant Robert B. Goergen, Jr. (“Goergen Jr.”) has been the President of Blyth, Inc. since 2012 and its Chief Executive Officer (“CEO”) and director since November 2013. Goergen Jr. has been the President of PartyLite Worldwide, Inc., a subsidiary of Blyth, Inc., since January 2012.

10. Defendant Jane Dietze (“Dietze”) has been a director of the Company since March 2014, and previously served as a director between April 2012 and November 2012.

11. Defendant Andrew Graham (“Graham”) has been a director of the Company since August 2013.

12. Defendant Brett M. Johnson (“Johnson”) has served as a director of the Company since May 2012. Johnson is a partner at Benevolent Capital Partners, LLC, an alternative investment firm focused on investing in well-managed businesses.

13. Defendant Ilan Kaufthal (“Kaufthal”) has served as a director of the Company since 2012. Kaufthal serves as Chairman of East Wind Advisors, an investment bank

14. Defendant Jim McTaggart (“McTaggart”) has been a director of the Company since 2004.

15. Defendant Howard E. Rose (“Rose”) has been a director of the Company since 1998. Rose served as the Chief Financial Officer of the Company from 1978 to 1998.

16. Defendant James Williams III (“Williams”) has been a director of the Company since 2014.

17. Defendants referenced in paragraphs 8 through 16 are collectively referred to as the Individual Defendants and/or the Board.

18. Defendant Carlyle is a limited liability company and wholly owned subsidiary of The Carlyle Group, a Delaware limited partnership and global alternative asset manager. The Carlyle Group trades on the NASDAQ under the ticker symbol “CG.” The Carlyle Group has its headquarters at 1001 Pennsylvania Avenue, NW, Washington, DC, 20004.

19. Defendant Merger Sub is a Delaware corporation and indirect wholly-owned subsidiary of Carlyle that was created for the purposes of effectuating the Proposed Transaction.

CLASS ACTION ALLEGATIONS

20. Plaintiff brings this action as a class action pursuant to Rule 23 of the Rules of the Court of Chancery on behalf of all persons and/or entities that owned Blyth common stock (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

21. This action is properly maintainable as a class action.

22. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. According to the Merger Agreement, as of August 28, 2015, more than 16.1 million shares of common stock were represented by the Company as outstanding.

23. Questions of law and fact are common to the Class, including, inter alia, the following:

(i) Whether the Individual Defendants breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii) Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(iii) Whether Blyth, Carlyle, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(iv) Whether the Class is entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

24. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

25. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

26. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

The Proposed Transaction Fails to Maximize Stockholder Value

27. In a press release dated August 31, 2015, the Company announced that it had entered into the Merger Agreement with Carlyle pursuant to which Carlyle, through Merger Sub, will acquire all of the outstanding shares of the Company for $6.00 per share in cash in a tender offer to commence no later than September 11, 2015. The Proposed Transaction is expected to close in the fourth quarter of 2015.

28. Given the history of the Company’s stock price, the Proposed Transaction consideration is inadequate and significantly undervalues the Company. The consideration of $6.00 per share values Blyth at approximately $98 million.

29. Despite recent disappointment in quarterly earnings, the book value per share of Blyth was calculated at $6.66 as of June 2015. Therefore, Carlyle is purchasing the Company at a substantial discount to its book value, despite the opportunity for future growth.

30. Moreover, Carlyle is purchasing the Company at a most opportune time, when share prices are at an all-time low. Even within the calendar year, Blyth shares have traded as high as $10.37 per share before declining below $6.00 in July 2015.

31. These decreases do not accurately reflect the value of the Company. The Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Carlyle. This failure is especially egregious where, as here, Blyth stockholders will be unable to share in any future success of the Company.

The Flawed Process Preceding the Execution of the Merger Agreement

32. The Board and Blyth management failed to conduct a rational process to maximize the value of the Company in an acquisition.

33. In December 2014, the Company was contacted by an investment advisory firm on behalf of a private equity firm (“Firm A”). After the first call, however, no discussions occurred.

34. Later in December 2014, Threadstone Partners, LLC (“Threadstone”) contacted the Company on behalf of a private equity firm (“Firm B”). The parties held two in-person meetings to further gauge interest. While talks continued, they were temporarily paused in late February 2015 and early March 2015 for the Company to concentrate on refinancing outstanding indebtedness.

35. The Company executed a confidentiality agreement with Firm B on March 19, 2015 and the parties began due diligence. In early May 2015, Firm B expressed a verbal interest in acquiring the Company at an all-cash transaction, but did not provide any detail on the terms of such an acquisition. Sometime afterwards, Firm B informed the Company that it was no longer interested in a transaction.

36. Almost immediately, however, Threadstone had a new client ready to pursue the Company. On May 11, 2015, Threadstone contacted the Company on behalf of a new private equity firm. On May 14, 2015, Threadstone revealed the firm to be Carlyle.

37. On May 18, 2015, Blyth and Carlyle Investment Management L.L.C. entered into a confidentiality agreement. After this, Blyth granted Carlyle and its affiliates access to confidential due diligence information.

38. On May 20, 2015, Carlyle submitted a preliminary indication of interest with a valuation between $9.00 and $9.75 per share.

39. On June 23, 2015, Blyth entered into an Expense Reimbursement Agreement with Carlyle, agreeing to reimburse them for up to $1.5 million in expenses in connection with the proposed transaction.

40. On July 28, 2015, Carlyle’s counsel sent Blyth’s counsel a draft merger agreement contemplating, among other things, a tender offer and a support agreement with certain Blyth stockholders.

41. On August 6, 2015, the Board held a meeting in which Company management updated them on the due diligence performed by Carlyle and the current draft of the merger agreement. At this meeting, the Board authorized Company management to engage Houlihan Lokey as the Company’s financial advisor in connection with the proposed transaction with Carlyle.

42. On August 7, 2015, Carlyle sent a revised indication of interest, lowering the offer valuation to $7.00 per share, given the revised financial forecasts from June 2015.

43. On August 27, 2015, Carlyle contacted Defendant Goergen Jr., and noted the recent turbulence in U.S. equities markets. As a result, Carlyle revised their offer to $6.00 per share. However, Carlyle threatened Goergen Jr. that if Blyth pushed for a higher price, Carlyle would terminate all negotiations.

44. Later that day, the Board held a meeting in which Goergen Jr. updated the Board on the call he had with Carlyle. In line with the recommendations of Houlihan Lokey, the Board directed Defendant Goergen Jr. not to seek a higher price. Company management then advised the Board as to the risks of not meeting its cash forecast, including a resulting inability to fund long-term operations or its obligations under its debt instruments.

45. On August 30, 2015, representatives of Carlyle and Blythe finalized the terms of the Merger Agreement and the tender offer, as well as the support agreement.

46. The same day, the Board received the verbal fairness opinion of Houlihan Lokey and the advice of its counsel as to the fairness of the Proposed Transaction. The Board then unanimously voted to approve the Merger Agreement.

47. For the foregoing reasons, it is clear that Carlyle is seeking to acquire the Company at the most opportune time, at a time when the Company is undervalued by the market and is positioned for tremendous growth.

Management’s Continued Interest in the Company

48. As stated in a letter dated August 31, 2015, day-to-day management of Blyth will continue as before the Merger. This means that Goergen Jr. and other members of Blyth management, unlike Blyth stockholders, will continue to be employed by the Company and reap the rewards of the continued success of the Company under Carlyle ownership. Goergen Jr. currently receives annual compensation of $790,000 as the President and CEO of Blyth and its subsidiaries.

49. In contemplation of this continued employment of Goergen Jr. and the rest of Blyth management, Goergen Sr. and Georgen Jr. have agreed to tender their shares in the offer. By agreeing to this arrangement, the Goergens have assured that Carlyle’s takeover will remain a friendly one. The Goergens will continue to benefit from the future success of the Company.

50. According to the Blyth Annual Proxy dated March 24, 2015, the two Goergen-family directors, Georgen Sr. and Georgen Jr., own approximately 38% of all outstanding common stock. These large holdings, along with the agreement to tender their shares in favor of the Proposed Transaction, make Carlyle’s Tender Offer to take Blyth private almost a foregone conclusion.

The Unreasonable Deal Protection Devices

51. In addition, as part of the Merger Agreement, despite the inadequate consideration, defendants agreed to certain terms that may inhibit other bidders from coming forward with a superior offer.

52. Section 6.2(a) of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Carlyle. Section 6.2(a) requires that the Company terminate any and all prior or ongoing discussions with other potential acquirers. The Company must enforce, and may not waive, any provisions of any confidentiality or standstill agreement previously to which it previously entered.

53. Pursuant to Section 6.2(c) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Carlyle of the bidder’s identity and the terms of the bidder’s offer within 24 hours. Section 6.2(e) further provides that if some unsolicited third party actually makes a superior offer for the Company, Carlyle will have four business days to negotiate with the Company to amend the Merger Agreement so that the third party’s proposal is no longer a superior offer.

54. In other words, the Merger Agreement grants Carlyle access to any rival bidder’s information and allows Carlyle a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse because the Merger Agreement unfairly assures that any “auction” will favor Carlyle, which can piggy-back on the due diligence of the foreclosed second bidder.

55. Section 8.3(a) of the Merger Agreement also provides that a termination fee of $3,919,986 must be paid to Carlyle by Blyth if the Company decides to pursue a competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the stockholders with a superior offer.

The Recommendation Statement Fails to Disclose Material Information

56. The Individual Defendants have a fiduciary duty to disclose all material information regarding the Proposed Transaction to Blyth’s stockholders so that they can make an informed decision whether to vote for or against the Proposed Transaction.

57. Nonetheless, the Recommendation Statement fails to disclose material information necessary for stockholders to make an informed vote, including, as discussed below, information concerning (i) the background of the Proposed Transaction, and (ii) the financial valuation analyses performed by Houlihan Lokey in assessing the fairness of the Proposed Transaction.

58. The Recommendation Statement fails to disclose material information concerning the background of the Proposed Transaction, including, inter alia:

(a) How the Board weighed the option of rejecting an acquisition, given Carlyle’s threat to terminate talks in the face of price negotiations;

(b) Any and all communications with Blyth management regarding potential post-merger employment;

(c) Whether the Board considered seeking out any other potential strategic partners;

(d) The Board’s reasoning for engaging Houlihan Lokey as a financial advisor;

(e) Whether the Board considered any other firm as a potential financial advisor; and

(f) The role of Threadstone in negotiations.

59. The Recommendation Statement describes the fairness opinion prepared by Houlihan Lokey to evaluate the Proposed Transaction and the various valuation analyses they performed in support of its opinion. However, the description of these opinions and analyses omits key inputs and assumptions underlying the analyses. Without this information, as detailed below, Blyth’s public stockholders are unable to fully understand the analyses and, thus, are unable to determine what weight, if any, to place on the fairness opinion rendered in support of the Proposed Transaction.

60. With respect to the analyses performed by Houlihan Lokey, the Recommendation Statement fails to disclose the following:

(a) A valuation summary detailing the calculation of fully diluted shares, equity value (at the unaffected price and the offer), and enterprise value (at the unaffected price and the offer).

(b) With respect to the Discounted Cash Flow Analysis: (i) the individual inputs and assumptions used to quantify the weighted average cost of capital, as well as the final figures calculated; (ii) the definition of unlevered free cash flow; (iii) the implied pricing multiples corresponding to assumed growth rates; (iv) the individual inputs and assumptions used to arrive at discount rates ranging from 16% to 18%; and (v) the treatment of stock-based compensation, which Houlihan Lokey determined was important enough to calculate its own separate Adjusted EBITDA values.

(c) With respect to the Selected Transactions Analysis: (i) the individually observed multiples of LTM Adjusted EBITDA for each of the selected transactions; (ii) the specific criteria used by Houlihan Lokey in selecting the comparable companies and transactions, including whether or not size was a factor; (iii) Houlihan Lokey’s reasoning for believing that zulily, Inc. did not have meaningful LTM Adjusted EBITDA; and (iv) Houlihan Lokey’s reason to include this transaction despite the lack of meaningful LTM Adjusted EBITDA.

(d) With respect to the Selected Companies Analysis: (i) the individually observed multiples of LTM Adjusted EBITDA and CY 2015E Adjusted EBITDA for each of the selected companies; (ii) the reason Blyth’s CY 2015E Adjusted EBITDA was unavailable; (iii) given the unavailability of the value for Blyth, the reason Houlihan Lokey observed the CY 2015E Adjusted EBITDA multiples for the selected companies; (iv) how Houlihan Lokey calculated the implied range of Blyth share values for CY 2015E Adjusted EBITDA without Blyth’s CY 2015E Adjusted EBITDA multiple; and (v) the specific criteria used by Houlihan Lokey in selecting the comparable companies and transactions, including whether or not size was a factor.

61. Finally, the Recommendation Statement fails to disclose material information related to the financial projections for Blyth. Among other things, the Recommendation Statement fails to disclose:

(a) Houlihan Lokey’s Adjusted EBITDA, for which the Recommendation Statement provides a line item, but no values;

(b) Line item details for estimated stock-based compensation;

(c) Unlevered, after-tax free cash flows for 2015 through 2018;

(d) taxes (or tax rate), net working capital, capital expenditures, and any other adjustments used in calculating unlevered free cash flows;

(e) Management’s reasons for revising projections in August, as well as the schedule for updating projections;

(f) Whether Blyth creates such long-range projections in the normal course of business; and

(g) How each new assumption cited as a change in the forecast affected each of the line items in the forecast data.

62. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

63. Plaintiff repeats all previous allegations as if set forth in full herein.

64. The Individual Defendants have breached their fiduciary duties owed to the stockholders of Blyth because, among other reasons:

(a) They agreed to the Proposed Transaction for inadequate consideration;

(b) They failed to properly value Blyth;

(c) They agreed to deal protection provisions that may inhibit other bidders from coming forward with a superior offer and that may have negative consequences for Blyth;

(d) They failed to provide stockholders with material information necessary for them to make an informed decision regarding whether or not to tender their shares in favor of the Proposed Transaction; and

(e) They ignored or did not protect against the conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

65. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Blyth’s assets and will be prevented from benefiting from a value-maximizing transaction or the continuing success of the Company.

66. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

67. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting the Board’s Breaches of Fiduciary Duties

(Against Blyth, Carlyle, and Merger Sub)

68. Plaintiff repeats all previous allegations as if set forth in full herein.

69. As alleged in more detail above, defendants Blyth, Carlyle, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

70. Defendants Blyth, Carlyle, and Merger Sub knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Blyth provided, and Carlyle and Merger Sub obtained, sensitive non-public information concerning Blyth and thus had unfair advantages that are enabling it to pursue the Proposed Transaction, which offers unfair and inadequate consideration.

71. As a result, Plaintiff and the Class members are being harmed.

72. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against the defendants jointly and severally, as follows:

(A) Declaring this action to be a class action and certifying Plaintiff as the Class representative and his counsel as Class counsel;

(B) Enjoining, preliminarily and permanently, the Proposed Transaction;

(C) In the event that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) Directing that defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) Awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) Granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: September 25, 2015		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
OF COUNSEL:		2 Righter Parkway, Suite 120
Wilmington, DE 19803
LEVI & KORSINSKY, LLP		(302) 295-5310
Donald J. Enright
Elizabeth K. Tripodi		Attorneys for Plaintiff
1101 30th St. N.W., Suite 115
Washington, D.C. 20007
(202) 524-4290

EFiled: Sep 25 2015 04:48PM EDT Transaction ID 57922171 Case No. 11547-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

HEIDI NGUYEN, individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)
)
v.	)
	)	Civil Action No.:
BLYTH, INC., ROBERT B.	)
GOERGEN, ROBERT B. GOERGEN,	)
JR., JANE DIETZE, ANDREW	)
GRAHAM, BRETT M. JOHNSON,	)
ILAN KAUFTHAL, JIM	)
MCTAGGART, HOWARD E. ROSE,	)
JAMES WILLIAMS III, CB SHINE	)
HOLDINGS, LLC, and CB SHINE	)
MERGER SUB, INC.,	)
)
Defendants.	)

VERIFICATION AND AFFIDAVIT OF

HEIDI NGUYEN

STATE OF California	}
	}	s.s.:
COUNTY OF Sacramento	}

Heidi Nguyen, being duly sworn deposes and says that:

1. My name is Heidi Nguyen. I make this Affidavit and Verification pursuant to Court of Chancery Rules 23(aa) and 3(aa). I currently own and hold shares of Blyth, Inc. and have held such shares at all relevant times. I am a Plaintiff in the above-entitled action, have read the foregoing Verified Class Action Complaint for Breach of Fiduciary Duty, and believe it to be true and correct, and the same is true to my own knowledge, except as to the matters therein stated to be alleged upon information and belief, and as to those matters I believe them to be true.

2. I have not received, been promised or offered and will not accept any form of compensation, directly or indirectly, for prosecuting or serving as a representative party in this action except (i) such damages or other relief as the Court may award me as a member of the Class; (ii) such fees, costs or other payments as the Court expressly approves to be paid to me, or (iii) reimbursement, paid by my attorneys, of actual and reasonable out-of-pocket expenditures incurred directly in connection with the prosecution of this action.

Heidi Nguyen

Sworn to before me this

24 day of Sept., 2015

Notary Public

My commission expires: 2.25.16

2

EFiled: Sep 25 2015 04:48PM EDT Transaction ID 57922171 Case No. 11547-

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 3(A)

OF THE RULES OF THE COURT OF CHANCERY

The information contained herein is for the use by the Court for statistical and administrative purposes only. Nothing stated herein shall be deemed an admission by or binding upon any party.

1. Caption of Case: Heidi Nguyen, individually and on behalf of all others similarly situated, Plaintiff, v. Blyth, Inc., Robert B. Goergen, Robert B. Goergen, Jr., Jane Dietze, Andrew Graham, Brett M. Johnson, Ilan Kaufthal, Jim McTaggart, Howard E. Rose, James Williams III, CB Shine Holdings, LLC, and CB Shine Merger Sub, Inc., Defendants.

2. Date Filed: September 25, 2015

3. Name and address of counsel for plaintiff(s): Seth D. Rigrodsky (#3147), Brian D. Long (#4347), Gina M. Serra (#5387), Jeremy J. Riley (#5791), Rigrodsky & Long, P.A., 2 Righter Parkway, Suite 120, Wilmington, DE 19803, (302) 295-5310

4. Short statement and nature of claim asserted: Stockholder class action for breach of fiduciary duties

5. Substantive field of law involved (check one):

☐ Administrative law	☐ Labor law	☐ Trusts, Wills and Estates
☐ Commercial law	☐ Real Property	☐ Consent trust petitions
☐ Constitutional law	☐ 348 Deed Restriction	☐ Partition
☒ Corporation law	☐ Zoning	☐ Rapid Arbitration (Rules 96,97)
☐ Trade secrets/trade mark/or other intellectual property		☐ Other

6. Related cases, including any Register of Wills matters (this requires copies of all documents in this matter to be filed with the Register of Wills): C.A. No. 11464-VCG; C.A. No. 11479-VCG; C.A. No. 11507-VCG

7. Basis of court’s jurisdiction (including the citation of any statute(s) conferring jurisdiction): 10 Del. C. §3114; 10 Del. C. §341; and 10 Del. C. §3104

8. If the complaint seeks preliminary equitable relief, state the specific preliminary relief sought.

9. If the complaint seeks a TRO, summary proceedings, a Preliminary Injunction, or Expedited Proceedings, check here ☐. (If #9 is checked, a Motion to Expedite must accompany the transaction.)

10. If the complaint is one that in the opinion of counsel should not be assigned to a Master in the first instance, check here and attach a statement of good cause. ☒

/s/ Brian D. Long (#4347)

Signature of Attorney of Record & Bar ID

STATEMENT OF GOOD CAUSE

This proceeding is brought under Rule 23 of the Rules of the Court of Chancery. It is the opinion of counsel for plaintiff, Heidi Nguyen, that this action should not be assigned to a Master in the first instance. This action may require the immediate attention of the Court and may require expedited proceedings and, therefore, should proceed directly before the Chancellor or a Vice Chancellor.

Dated: September 25, 2015		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff